Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration Number 333-219412

Issuer Free Writing Prospectus dated Wednesday, September 19, 2018

The Shiller Barclays CAPE® 15 Index

The Shiller Barclays CAPE® US Sector MM Risk Controlled 15% Excess Return Index (the “Shiller Barclays CAPE 15 Index”or the “Index”) is designed to provide exposure to U.S. sectors that appear to be undervalued, identified by their Cyclically Adjusted Price to Earnings (or CAPE®) ratio.

The Index aims to limit risk exposure using a volatility control mechanism, which targets a set volatility level of 15% per year.

What is the CAPE® ratio?

The CAPE® ratio was introduced in 1988 by economists Professor Robert Shiller and John Y. Campbell as an improvement upon the classic Price/Earnings “PE” ratio.

The traditional PE ratio is equal to price divided by the most recent 1-year earnings. Traditionally, a stock was considered expensive if the share price was a large multiple of the company’s annual earnings per share and cheap if the share price was a small multiple. Since a company’s earnings can be volatile from year to year during the ups and downs in each business cycle, the traditional PE ratio can add many short term noises to the long term value signal. The CAPE® ratio is a variation of the traditional PE ratio that uses the ten year average of inflation-adjusted earnings instead of single year earnings. Since the 10-year horizon is longer than most business cycles, taking such a long term average helps to smooth out the short-term noises, making the CAPE® ratio better suited for detecting long-term over-valuation and under-valuation in the stock market.

The Index uses a modified version of the CAPE® Ratio – the Relative CAPE® ratio - to standardize comparison across sectors. On an unadjusted basis some sectors always appear overvalued while others always seem undervalued, due to idiosyncratic differences between sectors.1 These persistent biases in sector CAPE ratios are driven by inherent long-term underlying differences between sectors, such as level of industry maturity, growth prospect and regulations. By using the Relative CAPE® ratio to select sectors for providing exposure, the Index aims to pick sectors that are potentially undervalued based on the historical performance of the relevant sector.

1 A sector is a group of stocks representing companies from the same broad industry, for example banks or power utilities.

The CAPE® Strategy and the Shiller Barclays CAPE® US Sector MM Excess Return Index (The “Base Index”)

The Shiller Barclays CAPE® 15 Index constructed by applying a volatility control mechanism on an underlying index called the “Base Index”, which uses the CAPE® strategy to select five top sectors from a starting universe of eleven U.S. sectors, where each sector is represented by an ETF. Each month, the Base Index uses the strategy to compute the Relative CAPE® ratio for each sector and rank all sectors according to their Relative CAPE® ratios. The five sectors with the lowest Relative CAPE® ratios are selected by the Base Index as the most undervalued sectors, whereas the other sectors are removed from the selection process. The strategy then computes the 12-month price momentum for each of the five remaining sectors, by dividing the current price of the sector by its price from 12 months ago. The sector with the lowest price momentum is removed by the strategy, leaving four sectors to which the Base Index provides exposure upon that monthly rebalancing. The sector ranking and selection process repeats every month.

The Base Index simply tracks the performance of the dynamic portfolio of ETFs. On each monthly rebalancing date, the Base Index reinvests 100% of dividends paid by each included sector during the relevant month. The Base Index also deducts a fee from the index level equal to 0.50% per year.

The Shiller Barclays CAPE® 15 Index

The Shiller Barclays CAPE® 15 Index in turn provides adjustable levels of exposure to the Base Index. The volatility control mechanism increases or decreases the exposure to the Base Index, and hence the selected sectors, in order to target a 15% volatility level. While stock selection is done monthly, volatility control is done as often as daily.

Specifically, the Shiller Barclays CAPE® 15 Index seeks to achieve a target volatility of 15% by reducing or increasing its exposure to the Base Index through leverage subject to a cap of 150%, as well as subtracting a financing cost equal to the 1-month US Dollar Libor rate.

The volatility of the Base Index is measured daily measuring the more volatile of the previous 20 and 80 Index Business Days, or – in other words – the maximum of 20 and 80-day realized volatility of the base index returns.

If the recent volatility of the Base Index exceeds the target level, the risk control mechanism tends to allocate partial exposure to the Base Index and leave the residual weight un-invested.

If the recent volatility of the Base Index is below the target level, the exposure allocated to the Base Index may exceed 100% and can be up to 150%.

The exposure level may be adjusted as often as daily in response to volatility change of the Base Index. The more volatile the Base Index has been, the lower the exposure level tends to be, and vice versa. As the exposure to the Base Index is increased or decreased through the risk control mechanism, the aggregate impact of the financing cost and the index fee is correspondingly increased or decreased.

In Summary:

The Shiller Barclays CAPE® 15 Index follows a systematic process to select an equally weighted portfolio each month, consisting of 5 sectors that appear most undervalued based on the Relative CAPE® ratio, and then eliminates 1 out of the 5 sectors with the lowest 12-month price momentum leaving four sectors to which the Base Index provides exposure. The sector ranking and selection process repeats every month.

On a daily basis, the Index may increase or decrease its exposure to the 4 sectors, in order to target a 15% volatility level.

An investment in the Index involves fees, costs, and certain risks. You should consult with professional advisors before making any investment that is based on the performance of the Shiller Barclays CAPE® 15

Index.

Risk Factors

An investment in the Index also involves fees, costs and risks. The following is a summary of these fees and costs and certain risks associated with the Index. You should consider the following, and consult with your advisers and read any product documentation carefully, before investing in any financial product based on the performance of the Index.

•

The index methodology may be ineffective in allocating exposure to the best performing sectors. There can be no assurance that sectors with lower Relative CAPE® ratios and higher 12-month price momentum will outperform sectors with higher Relative CAPE® ratios and/or lower 12-month price momentum.

•

Because the index portfolio will be equally weighted among the four chosen sectors, the pre-defined weightings among the sectors may not be the most optimal allocations even if the index is successful in selecting the four best performing sectors.

•	Because an index will at any time only be invested in four sectors, it may produce lower returns than an investment in a more diversified pool of assets.

•

The Index includes deductions for a fee of 0.50% per year and a cost equal to the 1-month US dollar LIBOR rate, which may be increased or decreased in the aggregate by the volatility control mechanism.

•	These deductions will reduce Index performance, and the Index will underperform similar portfolios from which these fees and costs are not deducted.

•

The volatility control mechanism included in the Index may not achieve its intended goal, and the Index may not achieve its target volatility. In addition, when the Index’s exposure to its portfolio is greater than 100%, any negative performance of the portfolio will be magnified and the level of the Index may decrease significantly. In addition, if the volatility control mechanism causes exposure to the Index portfolio to be less than 100%, the difference will be uninvested and will earn no return.

Disclaimers

Barclays Bank PLC is the owner of the intellectual property and licensing rights relating to the Index. The Index is operated by Barclays Index Administration, an independent index administration function within Barclays Bank PLC. Barclays Bank PLC may terminate the appointment of, and replace, the Index Sponsor with a successor index sponsor. Following the termination of the appointment of the Index Sponsor, Barclays Bank PLC will publish an announcement of that termination and the identity of the successor index sponsor on www.barclays.com/indices (or any successor website) as soon as reasonably practicable.

The Shiller Barclays CAPE® US Index Family has been developed in part by RSBB, LLC, the research principal of which is Robert J. Shiller. RSBB, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE® US Index Family or any data or methodology either included therein or upon which it is based. RSBB, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if RSBB, LLC is advised of the possibility of same.

Bloomberg Index Services Limited is the official index calculation and maintenance agent of each Index. Bloomberg Index Services Limited does not guarantee the timeliness, accuracy or completeness of Index calculations or any data or information relating to an Index. Bloomberg Index Services Limited makes no representation, express or implied, as to any Index or any data or values relating thereto or results to be obtained therefrom, and expressly disclaims all warranties of merchantability and fitness for a particular purpose with respect thereto. To the maximum extent allowed by law, Bloomberg Index Services Limited, its affiliates, and all of their respective partners, employees, subcontractors, agents, suppliers and vendors (collectively, the “protected parties”) shall have no liability or responsibility, contingent or otherwise, for any injury or damages, whether caused by the negligence of a protected party or otherwise, arising in connection with the calculation of an Index or any data or values included therein or in connection therewith and shall not be liable for any lost profits, losses, punitive, incidental or consequential damages.

Barclays does not guarantee the accuracy and/or completeness of any index described herein (each an “Index”) any data included therein, or any data from which it is based, and Barclays shall not have any liability for any errors, omissions, or interruptions therein. Barclays does not make any warranty, express or implied, as to the results to be obtained from the use of an Index. Barclays expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to an Index or any data included therein. Without limiting any of the foregoing, in no event shall Barclays have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

None of Barclays, any of its affiliates or subsidiaries nor any of its directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of an Index or publication of the levels of the Index and any use to which any person may put the Index or the levels of the Index. In addition, although Barclays reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the levels of the Index, Barclays is under no obligation to do so and Barclays shall have no liability in respect of any errors or omissions.

Nothing in any of the disclaimers set forth above will exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

© Barclays Bank PLC 2018. All rights reserved.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more information about the issuer and this offering. These documents are available for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send the prospectus if requested; call toll free 866-543-7899.

Carefully consider the investment option’s objectives, risks, fees and expenses. Contact us for a prospectus, summary prospectus and disclosure document, as available, containing this information. Read them carefully before investing.

Securities offered or distributed through GWFS Equities, Inc., Member FINRA/SIPC and a subsidiary of Great-West Life & Annuity Insurance Company. Insurance products issued by GWL&A, Corporate Office: Greenwood Village, CO; or in New York, by Great-West Life & Annuity Insurance Company of New York, Home Office: New York, NY. Great-West Financial®, Empower Retirement and Great-West Investments™ are the marketing names of GWL&A.

Index-linked annuities are long-term, tax-deferred investments designed for accumulation. They have associated contract fees, involve investment risks subject to the underlying indices and may lose value. Earnings are taxable as ordinary income when distributed. Withdrawals in excess of the free amount, or full surrender of the contract, may be subject to withdrawal or surrender charges and may apply a market value (or similar) adjustment that may increase or decrease the amount an investor will receive. Withdrawals made prior to age 59  1⁄2 may be subject to a 10% additional tax.

Allocations are not invested directly in an index. There is a substantial risk of loss of principal depending upon the chosen index strategy. The cap may cause the investment to underperform the Index.

Index-linked annuity contracts (ILVA-Core, ILMGA-Core) and appropriate state variations are issued by GWL&A. GWL&A is not licensed to do business in New York. Contracts may not be available in all states.

This material has been prepared for informational and educational purposes only and is not intended to provide investment, legal or tax advice.

©2018 Great-West Life & Annuity Insurance Company. All rights reserved.

NOT FDIC, NCUA/NCUSIF INSURED | NOT A DEPOSIT | NOT GUARANTEED BY ANY BANK OR CREDIT UNION | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY | FUNDS MAY LOSE VALUE | NOT A CONDITION OF ANY BANKING OR CREDIT UNION ACTIVITY

FOR FINANCIAL PROFESSIONAL USE ONLY.